Advantest Corporation (FY2009)

FY2009 Consolidated Financial Results
(Prepared in accordance with U.S. GAAP)
(Year ended March 31, 2010)
(Unaudited)

April 27, 2010

Company name	:	Advantest Corporation
(URL http://www.advantest.co.jp/investors/en-index.shtml)
Stock exchanges on which shares are listed	:	First section of the Tokyo Stock Exchange
Stock code number	:	6857
Company representative	:	Haruo Matsuno, Representative Director, President and
CEO
Contact person	:	Hiroshi Nakamura, Managing Executive Officer and
Vice President, Corporate Administration Group
(03) 3214-7500
Date of General Shareholders’ Meeting (as planned)	:	June 24, 2010
Dividend Payable Date (as planned)	:	June 2, 2010
Annual Report Filing Date (as planned)	:	June 25, 2010

  (Rounded to the nearest million yen)
1.	Consolidated Results of FY2009 (April 1, 2009 through March 31, 2010)
(1)	Consolidated Financial Results
(% changes as compared with the previous fiscal year)
	Net sales		Operating income (loss)		Income (loss) before income taxes and equity in earnings (loss) of affiliated company		Net income (loss)
	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2009	53,225	(30.6)	(11,639)	－	(9,926)	－	(11,454)	－
FY2008	76,652	(58.1)	(49,457)	－	(52,761)	－	(74,902)	－

	Net income (loss) per share - basic		Net income (loss) per share - diluted		Net income (loss) to equity ratio	Ratio of income (loss) before taxes to total assets	Ratio of operating income (loss) to net sales
		Yen		Yen	%	%	%
FY2009	(64.09)		(64.09)		(7.3)	(5.1)	(21.9)
FY2008	(419.09)		(419.09)		(35.9)	(21.1)	(64.5)
(Reference) Equity in earnings (loss) of affiliated company: FY2009  (Y) (71) million; FY2008  (Y) (147) million
(Note) Advantest does not have noncontrolling interests.

(2)	Consolidated Financial Position
	Total assets		Net assets		Equity-to-assets ratio		Net assets per share
		Million yen		Million yen		%		Yen
FY2009	188,663		150,242		79.6		840.65
FY2008	202,059		163,616		81.0		915.47

(3)	Consolidated Cash Flows
	Cash flows from operating activities		Cash flows from investing activities		Cash flows from financing activities		Cash and cash equivalents at end of year
		Million yen		Million yen		Million yen		Million yen
FY2009	(17,746)		10,824		(1,803)		96,439
FY2008	2,357		(32,507)		(8,930)		105,455

Advantest Corporation (FY2009)

2.	Dividends

	Dividend per share					Total dividend paid (annual)	Payout ratio (consolidated)	Ratio of total amount of dividends to net assets (consolidated)
（Record Date）	First quarter end	Second quarter end	Third quarter end	Year end	Annual total
	yen	yen	yen	yen	yen	Million yen	%	%
FY2008	－	25.00	－	5.00	30.00	5,362	－	2.6
FY2009	－	5.00	－	5.00	10.00	1,787	－	1.1
FY2010 (forecast)	－	－	－	－	－	N/A	－	N/A

The dividend forecast for the fiscal year ending March 31, 2011 has not been decided. Advantest takes earnings forecast into consideration and intends to promptly disclose the relevant dividend forecast when such forecast becomes available.

3.	Projected Results for FY2010 (April 1, 2010 through March 31, 2011)
Advantest’s business focuses on test systems for semiconductors, and relies heavily on the capital expenditures of semiconductor manufacturers, test houses and foundries.  The capital expenditures of these companies are determined primarily by factors such as current or future trends in the demand for semiconductors. Amid the developing consensus that the global economy has bottomed out, the semiconductor industry appears to be set for a period of renewed expansion. Chip-makers are proactively ramping up capital expenditures to support increased production volumes and enhanced productivity, producing signs of improvement in Advantest’s business environment. However, it remains difficult to predict whether the momentum of capital expenditures will be sustained. In this environment, Advantest is unable to provide a detailed forecast at this time. Therefore the earnings forecast for the fiscal year ending March 31, 2011 has not been presented. Advantest intends to promptly disclose the relevant earnings forecast when such disclosure becomes possible.

4.	Others
(1)
Material changes in subsidiaries during this fiscal year (changes in scope of consolidation resulting from changes in subsidiaries): Yes
Newly included  None; Excluded  1 (Company name: Advantest DI Corporation)
(Note) Please see “Scope of Consolidation and Application of the Equity Method” on page 16-17 for details.

(2)
Changes in accounting principles, procedures and the presentation of the consolidated financial statements
1)　Changes based on revisions of accounting standard : None
2)　Changes other than 1) above : None

(3)	Number of issued and outstanding shares (common stock)
1)	Number of issued and outstanding stock at the end of each fiscal year (including treasury stock): FY2009 199,566,770 shares; FY2008 199,566,770 shares.
2)	Number of treasury stock at the end of each fiscal year: FY2009 20,845,178 shares; FY2008 20,843,298 shares.
3)	Average number of outstanding stock for each fiscal year: FY2009 178,722,505 shares; FY2008 178,724,884 shares.

Advantest Corporation (FY2009)
(Reference) Selected Non-Consolidated Financial Data
(Prepared in accordance with JAPAN GAAP)

1.	Non-consolidated Results of FY2009 (April 1, 2009 through March 31, 2010)
(1)	Non-Consolidated Financial Results
(% changes as compared with the previous fiscal year)
	Net sales		Operating income (loss)		Income (loss) before income taxes		Net income (loss)
	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2009	41,907	(21.1)	(17,307)	－	(2,384)	－	(2,402)	－
FY2008	53,124	(64.0)	(36,027)	－	(39,807)	－	(68,066)	－

	Net income (loss) per share - basic		Net income (loss) per share - diluted
		Yen		Yen
FY2009	(13.44)		－
FY2008	(380.84)		－

(2)	Non-consolidated Financial Position
	Total assets		Net assets		Equity-to-assets ratio		Net assets per share
		Million yen		Million yen		%		Yen
FY2009	157,639		128,647		79.6		702.18
FY2008	157,884		132,022		81.7		721.48
  (Reference)　Total equity :　FY2009  (Y) 125,494 million;  FY2008  (Y) 128,945 million.

Explanation on the Appropriate Use of Future Earnings Projections and Other Special Instructions
This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers, communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activity, performance or achievements is contained in the “Operating and Financial Review”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Advantest Corporation (FY2009)

1.	Business Results

(1)	Analysis of Business Results
1)	Consolidated Financial Results of FY2009 (April 1, 2009 through March 31, 2010)

(in billion yen)
	FY2008	FY2009	As compared to the previous fiscal year Increase (decrease)
Orders input received	50.1	67.7	35.2%
Net sales	76.7	53.2	(30.6%)
Operating income (loss)	(49.5)	(11.6)	－
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(52.8)	(9.9)	－
Net income (loss)	(74.9)	(11.5)	－

Advantest’s FY2009 (April 1, 2009 through March 31, 2010) dawned with the global economy in recession triggered by the financial crisis of late 2008. However, a mild upswing has now taken hold worldwide, led by economic growth in China, India, and other emerging nations, and underpinned by the stimulus measures adopted by many national governments.
In the semiconductor industry, chip-makers were also impacted by the global downturn, and restricted capital expenditures sharply at the beginning of the period. They gradually resumed capital expenditures as chip prices rose and equipment utilization rates climbed, driven by increasing demand for PCs, flat-screen TVs, and cellular phones.
Advantest benefited from these positive market factors. Additionally, throughout the period, the Company strove to improve profitability by cutting costs and reducing fixed expenses through integration of manufacturing subsidiaries, while expanding its sources of revenue by reorganizing its sales structure and launching new products that adapt to customer needs. These measures enabled Advantest to return to profitability in the fourth quarter of FY2009.
As a result of the above, although sales for the period totaled only (Y) 53.2 billion (a 30.6% decrease in comparison to FY2008), due to the drop in orders seen in late FY2008, orders and earnings improved significantly year on year. Orders input received was (Y) 67.7 billion (a 35.2% increase in comparison to FY2008). Operating loss was (Y) 11.6 billion ((Y) 37.8 billion improvement in comparison to FY2008). Loss before income taxes and equity in loss of affiliated company was (Y) 9.9 billion ((Y) 42.8 billion improvement in comparison to FY2008). Net loss was (Y) 11.5 billion ((Y) 63.4 billion improvement in comparison to FY2008). The percentage of net sales to overseas customers was 77.5%, compared to 67.7% in FY2008.

Advantest Corporation (FY2009)
Conditions of business by segment are described below.

<Semiconductor and Component Test System Segment>

(in billion yen)
	FY2008	FY2009	As compared to the previous fiscal year Increase (decrease)
Orders input received	26.1	42.5	62.7%
Net sales	49.2	32.6	(33.8%)
Operating income (loss)	(28.9)	(7.0)	－

In the Semiconductor and Component Test Systems segment, orders input received improved significantly. Sales remained weak, due to the impact of weakened orders carried over from the second half of FY2008.
In the memory sector, the Company was mired in an extremely challenging environment at the beginning of the period, as memory makers continued to take a cautious stance on capital expenditures. However, the upturn in PC shipments left manufacturers struggling to keep up with demand, sparking fears of DRAM shortages. Prices for DDR3-DRAM and other DRAM devices rose, encouraging memory makers to resume capital expenditures, which led to a jump in orders for memory test systems towards the end of the period.
In non-memory, orders for MPU test systems continued to be robust. Demand for LCD driver IC test systems and consumer SoC test systems also expanded from the second half of the period, as the global recovery stimulated demand for consumer electronics including LCD TVs, cellular phones, and notebook computers.
As a result of the above, orders input received was (Y) 42.5 billion (a 62.7% increase in comparison to FY2008), net sales were (Y) 32.6 billion (a 33.8% decrease in comparison to FY2008) and operating loss was (Y) 7.0 billion ((Y) 21.9 billion improvement in comparison to FY2008).

<Mechatronics System Segment>

(in billion yen)
	FY2008	FY2009	As compared to the previous fiscal year Increase (decrease)
Orders input received	9.1	14.8	62.7%
Net sales	14.4	11.2	(21.9%)
Operating income (loss)	(11.9)	(1.9)	－

Demand for Advantest’s test handlers also improved sharply during the second half of FY2009, supported by increased activity in the DDR3-DRAM and analog IC markets. However, the steep drop in orders in the second half of FY2008 kept sales at a low level for the full year.
As a result of the above, orders input received was (Y) 14.8 billion (a 62.7% increase in comparison to FY2008), net sales were (Y) 11.2 billion (a 21.9% decrease in comparison to FY2008) and operating loss was (Y) 1.9 billion ((Y) 10.0 billion improvement in comparison to FY2008).

Advantest Corporation (FY2009)
<Services, Support and Others Segment>

(in billion yen)
	FY2008	FY2009	As compared to the previous fiscal year Increase (decrease)
Orders input received	15.6	13.0	(17.1%)
Net sales	15.8	11.8	(25.1%)
Operating income (loss)	(1.1)	2.2	－

The Services, Support and Others Segment did not perform strongly in the period; volumes declined in customer utilization rates of testing equipment.
As a result, orders input received was (Y) 13.0 billion (a 17.1% decrease in comparison to FY2008), net sales were (Y) 11.8 billion (a 25.1% decrease in comparison to FY2008) and operating income was (Y) 2.2 billion ((Y) 3.3 billion improvement in comparison to FY2008).

2)	Prospects for the Upcoming Fiscal Year
Amid the developing consensus that the global economy has bottomed out, the semiconductor industry appears to be set for a period of renewed expansion. Chip-makers are proactively ramping up capital expenditures to support increased production volumes and enhance productivity, producing signs of improvement in Advantest’s business environment. However, it remains difficult to predict whether the momentum of capital expenditures will be sustained. In this environment, Advantest is unable to provide a detailed forecast at this time.
With due consideration of the above, Advantest continues to strive for improved profitability through its corporate initiative “1000 Days,” launched in July 2009, by boosting the efficiency of its business processes and enriching its pipeline of new products. The Company will also continue its push into new markets, exemplified by the TAS7000, a 3D imaging and analysis system launched in April 2010. Concurrently with these efforts, Advantest will focus on further reinforcing its management structure. An additional merger of two manufacturing and service subsidiaries scheduled for July 2010 will also enhance the Company’s ability to deliver solutions characterized by Advantest’s best-in-class technology and optimized for current market needs.

(2)	Financial Condition
Total assets at the end of FY2009 was (Y) 188.7 billion, a decrease of (Y) 13.4 billion compared to the previous fiscal year, due primarily due to a decrease of (Y) 14.6 billion and (Y) 9.0 billion in short-term investments and cash and cash equivalents, respectively, and an increase of (Y) 6.9 billion and (Y) 5.5 billion in inventories and trade receivable, respectively.  Stockholders’ equity was (Y) 150.2 billion.  Equity to assets ratio was 79.6%, a decrease of 1.4 percentage point compared to the previous fiscal year.

(Cash Flow Condition)
Cash and cash equivalents held at the end of FY2009 were (Y) 96.4 billion, a decrease of (Y) 9.0 billion from previous fiscal year.
Significant cash flows during this fiscal year and their causes are described below.
Net cash used in operating activities was (Y) 17.7 billion (Net cash inflow (Y) 2.4 billion in FY2008).  This amount was primarily attributable to net loss of (Y) 11.5 billion.

Advantest Corporation (FY2009)

Net cash provided by investing activities was (Y) 10.8 billion (Net cash outflow (Y) 32.5 billion in FY2008).  This amount was primarily attributable to decrease in short-term investments in the amount of (Y) 13.9 billion and purchases of property, plant and equipment in the amount of (Y) 2.8 billion.
Net cash used in financing activities was (Y) 1.8 billion (Net cash outflow (Y) 8.9 billion in FY2008).  This amount was primarily attributable to dividend payments.

The following table illustrates the historical movements of certain cash flow indexes:
	FY2005	FY2006	FY2007	FY2008	FY2009
Stockholders’ equity ratio (%)	73.5	80.5	85.1	81.0	79.6
Stockholders’ equity ratio based on market prices (%)	373.3	267.9	154.7	129.2	221.5
Debt to annual cash flow ratio (%)	0.1	0.1	0.0	0.2	－
Interest coverage ratio (times)	148.5	3,094.7	1,839.4	195.9	－
Stockholders’ equity ratio: stockholders’ equity / total assets
Stockholders’ equity ratio based on market prices: market capitalization / total assets
Debt to annual cash flow ratio: interest-bearing liabilities / operating cash flows
Interest coverage ratio: operating cash flows / interest payments
(Notes)
1. These indexes are calculated using U.S. GAAP figures.
2. Market capitalization is calculated based on issued and outstanding shares excluding treasury stock.
3. Operating cash flows are the cash flows provided by operating activities on the consolidated statements of cash flows.
4. Interest-bearing liabilities include all liabilities on the consolidated balance sheets that incur interest.

(3)	Basic Policy on Distribution of Profits and Distribution for FY2009 and Distribution Forecast for FY2010
Based on the premise that long-term and continued growth in corporate value is fundamental to the creation of shareholder value, Advantest deems the consistent distribution of profits to be the most important management priority.  Accordingly, Advantest engages in active distribution of profits based on consolidated business performance.
With respect to the distribution of retained earnings, Advantest makes payout decisions after taking into consideration consolidated business performance, financial conditions, as well as the need for strategic investment for mid-to-long-term business development.  While aiming to make consistent distributions, because of the fluctuation of the market in which it operates, Advantest makes dividend payouts following a target payout ratio of 20% or more.
Retained earnings are devoted to research and development, streamlining efforts, overseas expansion, investments in new businesses and resources for M&A activities, with an aim to strengthen Advantest’s business position and enhance its corporate value.
In order to maintain capital strategies responsive to changes in the operating environment, Advantest will repurchase its own shares from time to time through taking into account factors such as trends in stock price, capital efficiency and cash flow.
In this fiscal year, Advantest decided, pursuant to the above profit distribution policy, to distribute a year end dividend of (Y) 5 consistent with the revised forecast announced on January 28, 2010, with a payment date of June 2, 2010. Since Advantest paid an interim dividend of (Y) 5 on December 1, 2009, the total dividend per share for the fiscal year will be (Y) 10.
Advantest has elected not to publish a dividend forecast for fiscal 2010 at this time, due to the Company’s view that its results will take time to recover, despite the improvement of the Company’s business environment, as explicated in the prospects section above. Payout decisions will take future results into consideration and will be announced when they are available.

Advantest Corporation (FY2009)

2.	Organization of the Advantest Group The following diagram shows the business relationships among the major affiliated companies of the Advantest Group.

 Customers and Distributors
Sales and Support Companies
Advantest America, Inc.
Advantest Europe GmbH
Advantest (Singapore) Pte. Ltd.
Advantest Taiwan Inc.
Advantest Korea Co., Ltd.
Advantest (Suzhou) Co., Ltd.
Development, manufacturing and sales Companies
Manufacturing Company
Service Companies
Japan Engineering Co., Ltd
Advantest Kyushu Systems Co., Ltd
Advantest Engineering
  (M)Sdn. Bhd.
Advantest Customer Support
  Corporation
Advantest Finance Inc.
Electronic Retrofit Corporation
Advanfacilities Co., Ltd.
Advantest Staff Resource Corporation
Advantest Media Service
  Corporation
Advantest Corporation
Manufacturing Company
Advantest Manufacturing, Inc.
Research and Development Company
Manufacturing Company
 Advantest Laboratories Co., Ltd.
Advantest Component, Inc.
Development Companies
Advansoft Development Corporation
Advantest America R&D Center, Inc.
Semiconductor and Component Test System
Mechatronics System
Services, Support and Others

There are 10 other consolidated subsidiaries and 1 equity method affiliate in addition to those mentioned in the above diagram.
Consolidated subsidiaries (14 domestic; 16 overseas; 30 total)    Equity method affiliate (1 domestic)
：Main flow of products and services

Advantest Corporation (FY2009)

3.	Management Policy

(1)	Advantest’s Basic Management Policy
Advantest has established a corporate vision of “Technology Support on the Leading Edge”, and its corporate mission of “Quest for the Essence”.  Guided by these principles, Advantest respects each of its stakeholders, strives to maintain harmony with society, and aims for the sustained development of the Company and the improvement of corporate value while contributing to the goal of a sustainable society.

(2)	Target Financial Index
Advantest applies the “AVA” (Advantest Value Added), a financial index incorporating the concept of EVA®(Economic Value Added) *, as a significant management indicator, along with profit margin, ROE and cash flows.  Specifically, Advantest will set the minimum return-on-investment ratio (“hurdle rate”) for evaluating AVA at 8% and a mid-term target at 12% or more with an aim to further enhance corporate value and shareholder value.
*”EVA®” is a registered trademark of Stern Stewart & Co.

(3)	Mid-and-Long-term Business Strategy and Issues to be Addressed
While maintaining “Measurements” as our core competence in mid-and-long term, Advantest intends to improve its corporate value by establishing a management and financial structure that responds timely to changes in the global market, and by aiming to increase market share by introducing fine products that will inspire the market demands of the next generation.  To achieve these objectives, Advantest promotes to further strengthen its product development operations and improve production efficiency while strengthening its overseas operations and support system in the U.S., Europe and Asia.
As semiconductor manufacturers relax their restrictions on capital expenditures, Advantest is responding to signs of improvement in its business environment by speeding up the implementation of its management strategy and seeking greater business efficiencies. In the upcoming fiscal year, the Company will merge with one of its manufacturing subsidiaries and one of its service subsidiaries, and will review its R&D, manufacturing, sales, and service processes to further align them with customer requirements, enhancing the Company’s ability to respond actively to market shifts.
Through “1000 Days,” a corporate initiative launched in July 2009, Advantest will continue to strive to reduce lead times, provide timely new solutions optimized for market needs, explore new markets outside the semiconductor industry, and pursue overall cost savings, as part of a concerted strategy to improve profitability and swiftly return to financial health.

Advantest Corporation (FY2009)

4. Consolidated Financial Statements and Other Information

(1) Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	March 31, 2009	March 31, 2010

Current assets:
Cash and cash equivalents	¥105,455	96,439
Short-term investments	25,114	10,498
Trade receivables, net	10,415	15,930
Inventories	9,737	16,590
Other current assets	6,586	4,292

Total current assets	157,307	143,749

Investment securities	6,679	8,077
Property, plant and equipment, net	33,974	32,881
Intangible assets, net	1,470	1,445
Other assets	2,629	2,511

Total assets	¥202,059	188,663

Advantest Corporation (FY2009)

	Yen (Millions)
Liabilities and Stockholders’ Equity	March 31, 2009	March 31, 2010

Current liabilities:
Trade accounts payable	¥4,767	11,430
Other accounts payable	6,409	981
Accrued expenses	6,043	4,894
Accrued warranty expenses	2,811	2,802
Other current liabilities	1,507	1,812

Total current liabilities	21,537	21,919

Accrued pension and severance cost	13,996	13,765
Other liabilities	2,910	2,737

Total liabilities	38,443	38,421

Commitments and contingent liabilities

Stockholders’ equity:
Common stock	32,363	32,363
Capital surplus	40,320	40,463
Retained earnings	194,848	181,606
Accumulated other comprehensive income (loss)	(14,587)	(14,859)
Treasury stock	(89,328)	(89,331)

Total stockholders’ equity	163,616	150,242

Total liabilities and stockholders’ equity	¥202,059	188,663

Advantest Corporation (FY2009)

(2) Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Year ended	Year ended
	March 31, 2009	March 31, 2010

Net sales	¥76,652	53,225
Cost of sales	56,837	27,297

Gross profit	19,815	25,928

Research and development expenses	23,713	17,896
Selling, general and administrative expenses	31,771	19,671
Restructuring and impairment charges	13,788	—

Operating income (loss)	(49,457)	(11,639)

Other income (expense):
Interest and dividend income	2,157	579
Interest expense	(11)	(4)
Impairment losses on investment securities	(3,510)	(316)
Other, net	(1,940)	1,454

Total other income (expense)	(3,304)	1,713

Income (loss) before income taxes and equity
in earnings (loss) of affiliated company	(52,761)	(9,926)

Income taxes	21,994	1,457
Equity in earnings (loss) of affiliated company	(147)	(71)

Net income (loss)	¥(74,902)	(11,454)

	Yen
	Year ended	Year ended
	March 31, 2009	March 31, 2010

Net income (loss) per share:
Basic	¥(419.09)	(64.09)
Diluted	(419.09)	(64.09)

Advantest Corporation (FY2009)

(3) Consolidated Statements of Stockholders’ Equity (Unaudited)

	Yen (Millions)
	Year ended	Year ended
	March 31, 2009	March 31, 2010
Common stock
Balance at beginning of year	¥32,363	32,363
Changes in the year
Total changes in the year	—	—
Balance at end of year	32,363	32,363
Capital surplus
Balance at beginning of year	40,072	40,320
Changes in the year
Stock option compensation expense	248	143
Total changes in the year	248	143
Balance at end of year	40,320	40,463
Retained earnings
Balance at beginning of year	278,689	194,848
Changes in the year
Net income (loss)	(74,902)	(11,454)
Cash dividends	(8,936)	(1,787)
Sale of treasury stock	(3)	(1)
Total changes in the year	(83,841)	(13,242)
Balance at end of year	194,848	181,606
Accumulated other comprehensive income (loss)
Balance at beginning of year	(7,615)	(14,587)
Changes in the year
Other comprehensive income (loss), net of tax	(6,972)	(272)
Total changes in the year	(6,972)	(272)
Balance at end of year	(14,587)	(14,859)
Treasury stock
Balance at beginning of year	(89,325)	(89,328)
Changes in the year
Repurchase of treasury stock	(7)	(4)
Sale of treasury stock	4	1
Total changes in the year	(3)	(3)
Balance at end of year	¥(89,328)	(89,331)

Advantest Corporation (FY2009)

	Yen (Millions)
	Year ended	Year ended
	March 31, 2009	March 31, 2010
Total stockholders’ equity
Balance at beginning of year	¥254,184	163,616
Changes in the year
Net income (loss)	(74,902)	(11,454)
Other comprehensive income (loss), net of tax	(6,972)	(272)
Cash dividends	(8,936)	(1,787)
Stock option compensation expense	248	143
Repurchase of treasury stock	(7)	(4)
Sale of treasury stock	1	0
Total changes in the year	(90,568)	(13,374)
Balance at end of year	163,616	150,242

	Yen (Millions)
	Year ended	Year ended
	March 31, 2009	March 31, 2010
Comprehensive income (loss)
Net income (loss)	(74,902)	(11,454)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(1,793)	(2,614)
Net unrealized gains (losses) on investment securities	(244)	776
Pension related adjustments	(4,935)	1,566
Total other comprehensive income (loss)	(6,972)	(272)
Comprehensive income (loss) in the year	¥(81,874)	(11,726)

Advantest Corporation (FY2009)

(4) Consolidated Statement of Cash Flows (Unaudited)

	Yen (Millions)
	Year ended	Year ended
	March 31, 2009	March 31, 2010

Cash flows from operating activities:
Net income (loss)	¥(74,902)	(11,454)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization	8,719	4,314
Deferred income taxes	20,205	(148)
Stock option compensation expense	248	143
Restructuring and impairment charges	18,930	—
Impairment losses on investment securities	3,510	316
Changes in assets and liabilities:
Trade receivables	19,323	(5,457)
Inventories	17,816	(6,942)
Trade accounts payable	(6,879)	6,525
Other accounts payable	5,948	(5,534)
Accrued expenses	(4,893)	(1,126)
Accrued warranty expenses	(617)	(8)
Accrued pension and severance cost	(1,605)	(240)
Other	(3,446)	1,865
Net cash provided by (used in) operating activities	2,357	(17,746)

Cash flows from investing activities:
(Increase) decrease in short-term investments	(26,210)	13,881
Purchase of non-marketable investment securities	(911)	(389)
Proceeds from sale of property, plant and equipment	390	287
Purchases of property, plant and equipment	(4,909)	(2,798)
Purchases of intangible assets	(645)	(215)
Other	(222)	58
Net cash provided by (used in) investing activities	(32,507)	10,824

Cash flows from financing activities:
Proceeds from sale of treasury stock	2	0
Payments to acquire treasury stock	(6)	(4)
Dividends paid	(8,924)	(1,796)
Other	(2)	(3)
Net cash used in financing activities	(8,930)	(1,803)
Net effect of exchange rate changes on cash and cash equivalents	(2,813)	(291)
Net change in cash and cash equivalents	(41,893)	(9,016)
Cash and cash equivalents at beginning of year	147,348	105,455
Cash and cash equivalents at end of year	¥105,455	96,439

(5) Notes on Preconditions to Going Concerns: None

Advantest Corporation (FY2009)

(6)	Notes to the Consolidated Financial Statements

(Note 1)  Accounting Principles, Procedures and the Presentation of the ConsolidatedFinancial Statements

(a)	Terminology, Form and Method of Preparation of the Consolidated Financial Statements
Advantest Corporation (or the “Company”) and its consolidated subsidiaries (collectively “Advantest”) prepare the consolidated financial statements in accordance with generally accepted accounting principle in the United States of America (“U.S. GAAP”).  U.S. GAAP is codified in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), which is the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities.  Advantest Corporation and its consolidated subsidiaries prepare their unconsolidated financial statements in accordance with accounting principles generally accepted in the country of their domicile.  Certain adjustments and reclassifications have been incorporated in the accompanying non-consolidated financial statements to present them in conformity with U.S.GAAP.

(b)	Preparation of Consolidated Financial Statements and Registration with the U.S. Securities and Exchange Commission
Advantest Corporation became listed on the New York Stock Exchange on September 17, 2001 (local time) by means of an issuance of American Depository Shares, and has been filing a Form 20-F (equivalent to the Annual Securities Report in Japan) with the U.S. Securities and Exchange Commission since FY2001.  Advantest prepares the consolidated financial statements in its Form 20-F in accordance with U.S. GAAP.

(c)	Scope of Consolidation and Application of the Equity Method
Advantest’s consolidated financial statements include financial statements of Advantest Corporation and its subsidiaries, all of which are wholly-owned. Advantest is not involved with any significant variable interest entities where Advantest is the primary beneficiary, and which require consolidation in accordance with U.S. GAAP.  All significant intercompany balances and transactions have been eliminated in consolidation.

The following table sets forth the number of consolidated subsidiaries and equity method affiliates of Advantest:

	FY 2008 (As of March 31, 2009)	FY 2009 (As of March 31, 2010)	Increase (decrease)
Domestic	22	14	(8)
Overseas	17	16	(1)
Consolidated subsidiaries	39	30	(9)
Equity method affiliates	1	1	－
Total	40	31	(9)

Advantest Corporation (FY2009)

   Changes in the scope of consolidation: Excluded 9
Material changes in subsidiaries: Excluded 1 (Company name: Advantest DI Corporation *)
* Advantest DI Corporation was merged with Advantest Manufacturing, Inc. which is Advantest’s subsidiary on April 1, 2009.

(Note 2)	Significant Accounting Policies
There are no significant changes pertaining to accounting policies from the fiscal year 2008 Annual Report which was submitted on June 26, 2009.

(Note 3)	Reclassifications
Certain reclassifications have been made to the prior years’ consolidated financial statements to conform with the presentation used for the year ended March 31, 2010.

Advantest Corporation (FY2009)

(Note 4)	Segment Information

1.	Business Segment Information

	Yen (Millions)
	Year ended March 31, 2009
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥48,629	12,208	15,815	－	76,652
Inter-segment sales	587	2,180	－	(2,767)	－
Sales	49,216	14,388	15,815	(2,767)	76,652
Depreciation and amortization	3,893	1,813	2,668	345	8,719
Operating income (loss) before stock option compensation expense	(28,914)	(11,865)	(1,099)	(7,331)	(49,209)
Adjustment:
Stock option compensation expense					248
Operating income (loss)					¥(49,457)
Expenditures for additions to long-lived assets	1,657	1,249	1,606	96	4,608
Total assets	29,449	11,017	10,773	150,820	202,059

	Yen (Millions)
	Year ended March 31, 2010
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥30,168	11,219	11,838	－	53,225
Inter-segment sales	2,404	18	－	(2,422)	－
Sales	32,572	11,237	11,838	(2,422)	53,225
Depreciation and amortization	1,364	470	1,977	503	4,314
Operating income (loss) before stock option compensation expense	(7,042)	(1,897)	2,175	(4,732)	(11,496)
Adjustment:
Stock option compensation expense					143
Operating income (loss)					¥(11,639)
Expenditures for additions to long-lived assets	942	396	1,856	231	3,425
Total assets	38,782	10,478	11,474	127,929	188,663

(Notes)
1.
Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

2.	Advantest uses the operating income (loss) before stock option compensation expense for management’s analysis of business segment results.
3.
Total assets included in Corporate primarily consist of cash and cash equivalents assets for general corporate use and assets used for fundamental research activities, which are not allocated to reportable segments.

Advantest Corporation (FY2009)

2.	Consolidated Net Sales by Geographical Areas

	Yen (Millions)
	Year ended March 31, 2009	Year ended March 31, 2010

Japan	¥24,734	11,976
Americas	11,759	4,930
Europe	2,844	2,137
Asia	37,315	34,182

Total	¥76,652	53,225

(Notes)
1.	Net sales to unaffiliated customers are based on the customer’s location.
2.	Each of the segments includes primarily the following countries or regions:
(1)	Americas	U.S.A., Republic of Costa Rica, etc.
(2)	Europe	Israel, Germany, etc.
(3)	Asia	Taiwan, South Korea, China, Malaysia, etc.

3.	Segment Information by Geographic Area

	Yen (Millions)
	Year ended March 31, 2009
	Japan	Americas	Europe	Asia	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥42,052	20,464	2,702	11,434	－	76,652
Inter-segment sales	22,923	3,299	1,446	4,727	(32,395)	－
Sales	64,975	23,763	4,148	16,161	(32,395)	76,652
Operating income (loss)	(44,860)	1,894	(1,677)	1,996	(6,810)	(49,457)
Total assets	¥78,830	25,110	8,135	29,625	60,359	202,059

	Yen (Millions)
	Year ended March 31, 2010
	Japan	Americas	Europe	Asia	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥22,831	12,319	2,100	15,975	－	53,225
Inter-segment sales	26,286	3,266	1,498	3,915	(34,965)	－
Sales	49,117	15,585	3,598	19,890	(34,965)	53,225
Operating income (loss)	(8,630)	704	226	1,612	(5,551)	(11,639)
Total assets	¥89,970	10,435	7,205	37,626	43,427	188,663

(Notes)
1.
Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to corporate general administrative expense and segment by geographic area. Stock option expense of (Y) 248 million and (Y) 143 million for FY2008 and FY2009, respectively, are included in Corporate operating expenses.

2.	Total assets included in Corporate primarily consist of the parent company’s cash and cash equivalents, assets for general corporate use and assets used for fundamental research activities.

Advantest Corporation (FY2009)

(Note 5) Per Share information
The following table sets forth the computation of basic and diluted net income (loss) per share for the years ended March 31:

	Yen (millions)
	except per share data
	Year ended March 31, 2009	Year ended March 31, 2010
Numerator:
Net income (loss)	(74,902)	(11,454)

Denominator
Basic weighted average shares of common stock outstanding	178,724,884	178,722,505
Dilutive effect of exercise of stock options	－	－

Diluted weighted average shares of common stock outstanding	178,724,884	178,722,505

Basic net income (loss) per share	(419.09)	(64.09)
Diluted net income (loss) per share	(419.09)	(64.09)

At March 31, 2009 and 2010, Advantest had outstanding stock options into 3,938,980 and 3,060,000 shares of common stock, respectively, which were anti-dilutive and excluded from the calculation of diluted net income per share but could potentially dilute net income per share in future periods.

(Omission of Disclosure)
For purpose of annual release in Japan, notes for lease transactions, related party transactions, income taxes, financial instruments, securities, derivative transactions, accrued pension and severance costs, stock options, among others, have not been disclosed because such disclosure in this consolidated financial results is not considered significant for this presentation in Japan.

Advantest Corporation (FY2009)
(All non-consolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)
5.	Non-Consolidated Financial Statements

(1)	Non-Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
	March 31, 2009	March 31, 2010
Assets
Current assets
Cash and deposits	¥63,857	52,542
Trade notes receivables	40	414
Accounts receivable	7,714	15,901
Short-term investments	17,300	16,900
Merchandises and finished goods	2,763	3,993
Work in process	3,573	6,910
Raw materials and supplies	608	2,104
Short-term loans receivable	2,466	2,192
Other receivable	944	939
Refundable income taxes	2,022	66
Other	499	613
Allowance for doubtful accounts	(724)	(50)
Total current assets	101,062	102,524
Noncurrent assets
Property, plant and equipment
Buildings	43,860	43,609
Accumulated depreciation	(31,890)	(32,946)
Buildings, net	11,970	10,663
Structures	3,896	3,894
Accumulated depreciation	(3,281)	(3,376)
Structures, net	615	518
Machinery and equipment	19,164	18,319
Accumulated depreciation	(18,295)	(17,382)
Machinery and equipment, net	869	937
Vehicles and delivery equipment	40	45
Accumulated depreciation	(29)	(28)
Vehicles and delivery equipment, net	11	17
Tools and furniture	11,712	11,021
Accumulated depreciation	(11,308)	(10,461)
Tools and furniture, net	404	560
Land	15,907	15,852
Construction in progress	1	6
Total property, plant and equipment	¥29,777	28,553

(Note) Accumulated depreciation includes the accumulated impairment losses.

Advantest Corporation (FY2009)
(All non-consolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)

	Yen (Millions)
	March 31, 2009	March 31, 2010
Intangible fixed assets
Patent rights	¥50	25
Leasehold rights	173	173
Telephone rights	40	40
Utility rights	10	8
Software	298	344
Other	8	5
Total intangible fixed assets	579	595
Investments and other assets
Investment securities	6,669	7,656
Investment in affiliated companies	17,425	16,980
Long-term loans receivable	7	11
Long-term loans to affiliated companies	1,137	250
Long-term prepaid expenses	309	215
Other	958	855
Allowance for doubtful accounts	(39)	—
Total investments and other assets	26,466	25,967
Total noncurrent assets	56,822	55,115
Total assets	157,884	157,639

Liabilities
Current liabilities
Trade accounts payable	5,852	11,067
Other accounts payable	3,007	572
Accrued expenses	5,094	3,616
Income tax payable	1	1
Advance received	24	34
Deposits received	3,458	4,004
Allowance for product warranty	2,642	2,727
Other	138	79
Total current liabilities	20,216	22,100

Noncurrent liabilities
Allowance for retirement benefits	4,382	5,520
Deferred tax liabilities	81	587
Other	1,183	785
Total noncurrent liabilities	5,646	6,892
Total liabilities	¥25,862	28,992

Advantest Corporation (FY2009)
(All non-consolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)

	Yen (Millions)
	March 31, 2009	March 31, 2010
Net assets
Stockholders' equity
Common stock	¥32,363	32,363
Capital surplus
Capital reserve	32,973	32,973
Total capital surplus	32,973	32,973
Retained earnings
Legal reserve	3,083	3,083
Other retained earnings
Reserve for losses in foreign investments	27,062	27,062
General reserve	146,880	146,880
Retained earnings (accumulated loss)	(24,208)	(28,398)
Total retained earnings	152,817	148,627
Treasury stock	(89,328)	(89,331)
Total stockholders' equity	128,825	124,632
Difference of appreciation and conversion
Net unrealized gains on securities	120	862
Total difference of appreciation and conversion	120	862
Stock acquisition rights	3,077	3,153
Total net assets	132,022	128,647
Total liabilities and net assets	¥157,884	157,639

Advantest Corporation (FY2009)
(All non-consolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)

(2) Non-Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Year ended	Year ended
	March 31, 2009	March 31, 2010

Net sales	¥
Net product sales	53,124	41,907
Cost of sales
Finished goods at beginning of year	5,093	2,763
Cost of manufactured goods	40,900	26,443
Total	45,993	29,206
Transfers to other accounts	489	252
Finished goods at end of year	2,763	3,993
Balance of cost of sales	42,741	24,961
Gross profit	10,383	16,946
Selling, general and administrative expenses	46,410	34,253
Operating income (loss)	(36,027)	(17,307)
Non-operating income
Interest income	984	290
Dividends income	786	13,583
Lease income	2,342	1,788
Miscellaneous income	1,052	1,431
Total non-operating income	5,164	17,092
Non-operating expenses
Interest expenses	33	11
Allowance for doubtful account	79	—
Expenses for leased equipment	3,278	1,440
Foreign exchange losses	1,383	—
Impairment losses on investment securities	3,603	259
Miscellaneous expenses	568	459
Total non-operating expenses	8,944	2,169
Ordinary income (loss)	(39,807)	(2,384)
Extraordinary income
Gain on extinguishment of tie-in shares	61	—
Total extraordinary income	61	—
Extraordinary loss
Impairment losses	11,789	—
Additonal termination benefit	1,631	—
Other	83	—
Total extraordinary loss	13,503	—
Income (loss) before income taxes	(53,249)	(2,384)
Income taxes - current	(937)	18
Income taxes - deferred	15,754	—
Total income taxes	14,817	18
Net income (loss)	¥(68,066)	(2,402)

Advantest Corporation (FY2009)
(All non-consolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)

(3) Non-Consolidated statements of Changes in Stockholders' Equity (Unaudited)

	Yen (Millions)
	Year ended	Year ended
	March 31, 2009	March 31, 2010
Stockholders' Equity
Common stock
Balance at beginning of year	¥32,363	32,363
Changes in the year
Total changes in the year	—	—
Balance at end of year	32,363	32,363
Capital surplus
Capital reserve
Balance at beginning of year	32,973	32,973
Changes in the year
Total changes in the year	—	—
Balance at end of year	32,973	32,973
Retained earnings
Legal reserve
Balance at beginning of year	3,083	3,083
Changes in the year
Total changes in the year	—	—
Balance at end of year	3,083	3,083
Other retained earnings
Reserve for losses in foreign investments
Balance at beginning of year	27,062	27,062
Changes in the year
Total changes in the year	—	—
Balance at end of year	27,062	27,062
General reserve
Balance at beginning of year	146,880	146,880
Changes in the year
Total changes in the year	—	—
Balance at end of year	146,880	146,880
Retained earnings (accumulated loss)
Balance at beginning of year	52,797	(24,208)
Changes in the year
Dividends from retained earnings	(8,936)	(1,787)
Net income (loss)	(68,066)	(2,402)
Sale of treasury stock	(3)	(1)
Total changes in the year	(77,005)	(4,190)
Balance at end of year	¥(24,208)	(28,398)

Advantest Corporation (FY2009)
(All non-consolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)

	Yen (Millions)
	Year ended	Year ended
	March 31, 2009	March 31, 2010
Treasury stock
Balance at beginning of year	¥(89,325)	(89,328)
Changes in the year
Repurchase of treasury stock	(7)	(4)
Sale of treasury stock	4	1
Total changes in the year	(3)	(3)
Balance at end of year	(89,328)	(89,331)
Total stockholders' equity
Balance at beginning of year	205,833	128,825
Changes in the year
Dividends from retained earnings	(8,936)	(1,787)
Net income (loss)	(68,066)	(2,402)
Repurchase of treasury stock	(7)	(4)
Sale of treasury stock	1	0
Total changes in the year	(77,008)	(4,193)
Balance at end of year	128,825	124,632
Difference of appreciation and conversion
Net unrealized gains on securities
Balance at beginning of year	309	120
Changes in the year
Changes of items other than stockholders' equity, net	(189)	742
Total changes in the year	(189)	742
Balance at end of year	120	862
Stock acquisition rights
Balance at beginning of year	3,122	3,077
Changes in the year
Changes of items other than stockholders' equity, net	(45)	76
Total changes in the year	(45)	76
Balance at end of year	3,077	3,153
Total net assets
Balance at beginning of year	209,264	132,022
Changes in the year
Dividends from retained earnings	(8,936)	(1,787)
Net income (loss)	(68,066)	(2,402)
Repurchase of treasury stock	(7)	(4)
Sale of treasury stock	1	0
Changes of items other than stockholders' equity, net	(234)	818
Total changes in the year	(77,242)	(3,375)
Balance at end of year	¥132,022	128,647

(4) Notes on Preconditions to Going Concerns: None

Advantest Corporation (FY2009)
(All non-consolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)

(5)	Notes on Non-Consolidated Financial Statements
　(Significant subsequent event)
The Merger of Subsidiaries
The Company resolved at the meeting of its Board of Directors on April 27, 2010 to merge its consolidated subsidiaries.
1. Purpose of the Merger
The subsidiaries to be merged are wholly-owned consolidated subsidiaries of the Company, which engage in manufacture and/or maintenance service of the Company’s products. The Company will merge the subsidiaries, and review their R&D, manufacturing, sales, and service processes to further align them with the Company’s customer requirements, speeding up the implementation of its management strategy and seeking greater business efficiency.
2. Overview of the Merger
①	Merger method
Each subsidiary will be merged into the Company as the surviving company and such subsidiary will be dissolved.
②	Details of the allotment upon the Merger
As the Company owns all shares of each subsidiary, there will be no issuance of new shares, increase of share capital or cash payment upon the merger for either subsidiary.
③	Outline of participants in the merger (as of March 31, 2010)
Registered trade name	Advantest Manufacturing, Inc.
Business description	Manufacture of the Company’s products
Sales	(Y) 10,361 million
Net income	(Y) 1,236 million
Stockholders’ equity	(Y) 2,327 million
Total assets	(Y) 3,648 million

Registered trade name	Advantest Customer Support Corporation
Business description	Maintenance service of the Company’s products
Sales	(Y) 4,655 million
Net income	(Y) 371 million
Stockholders’ equity	(Y) 2,549 million
Total assets	(Y) 3,216 million
④	Date of Merger (the effective date)
July 1, 2010 (as planned)

Changes in Directors and Executive Officers
(To be effective on June 24, 2010)

1.	Nominees for Directors

Director	Toshio Maruyama
Director	Haruo Matsuno
Director	Naoyuki Akikusa
Director	Yasushige Hagio
Director	Yuichi Kurita
Director	Hiroshi Tsukahara
Director	Hiroyasu Sawai
Director	Shinichiro Kuroe
Mr. Maruyama is to be elected as Chairman of the Board and Representative Director and Mr. Matsuno is to be elected as Representative Director at the special meeting of the board of directors to be held on June 24, 2010 after the 68th ordinary general meeting of shareholders of Advantest Corporation.

2.	Nominees for Executive Officers

President and CEO	Haruo Matsuno
Senior Executive Officer	Yuichi Kurita (to be promoted)
Managing Executive Officer of Advantest Corporation
Managing Executive Officer	Hiroshi Tsukahara
Managing Executive Officer	Hiroyasu Sawai
Managing Executive Officer	Shinichiro Kuroe
Managing Executive Officer	Hiroshi Nakamura
Managing Executive Officer	Yoshiaki Yoshida
Managing Executive Officer	Masao Shimizu (to be promoted)
Executive Officer of Advantest Corporation
Executive Officer	Hideaki Imada
Executive Officer	Yasuhiro Kawata
Executive Officer	Takashi Sugiura
Executive Officer	Takashi Sekino
Executive Officer	Sae Bum Myung
Executive Officer	Soichi Tsukakoshi
Executive Officer	Josef Schraetzenstaller
Executive Officer	R. Keith Lee

3.	Resignation from Directors and Executive Officers
Takashi Tokuno, Director and Senior Executive Officer
--- To be elected as Advisor
Yoshiro Yagi, Managing Executive Officer
--- To be elected as Advisor